SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TRIDENT MICROSYSTEMS, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

895919108
(CUSIP Number of Class of Securities) (Underlying Common Stock)

David L. Teichmann
Executive Vice President, General Counsel and Corporate Secretary
Trident Microsystems, Inc.
3408 Garrett Drive
Santa Clara, California 95054-2803
(408) 764-8808
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Sally J. Rau, Esq.
W. Michael Hutchings, Esq.
William H. Hoffman, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$680,001.07	$48.49

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of Trident Microsystems, Inc. that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,843,610 shares of Trident Microsystems, Inc. common stock and have an aggregate value of $680,001.07 as of February 9, 2010, calculated based on a Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48.49	Filing Party: Trident Microsystems, Inc.
Form or Registration No.: 005-43935	Date Filed: February 10, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Trident Microsystems, Inc. (“Trident”) with the Securities and Exchange Commission (the “SEC”) on February 10, 2010, in connection with Trident’s offer to exchange certain outstanding stock options having a per share exercise price equal to or greater than $4.69 per share for a lesser number of shares of restricted stock or restricted stock units (the “Exchange Offer”) calculated in accordance with applicable exchange ratios set forth in the Offer to Exchange Certain Outstanding Options for a Number of Restricted Stock Rights that was filed with the SEC on February 10, 2010 as Exhibit 99(a)(1)(A) to the Schedule TO (the “Offer to Exchange").
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.
ITEM 4. TERMS OF THE TRANSACTION
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired at 9:00 p.m., Pacific Standard Time, on March 10, 2010. Pursuant to the terms and conditions of the Offer to Exchange, Trident accepted for exchange eligible options to purchase 1,637,750 shares of Trident’s common stock, representing 88.83% of the total number of options originally eligible for exchange. These surrendered options were cancelled on March 11, 2010 and in exchange therefor Trident granted a total of 120,001 new shares of restricted stock and a total of 198,577 new restricted stock units under the Trident Microsystems, Inc. 2010 Equity Incentive Plan.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIDENT MICROSYSTEMS, INC.
By	/s/ David L. Teichmann
David L. Teichmann
Executive Vice President, General Counsel and Corporate Secretary

Dated: March 12, 2010